March 17, 2008

Securities and Exchange Commission

Mail Stop 3561

100 F Street N.E.

Washington, D.C. 20549-0404

Attn: Yong Kim

Re:	E Com Ventures, Inc. – Response to Letter dated December 5, 2007 regarding:

Form 10-K for the fiscal year ended February 3, 2007

Filed May 4, 2007

File No. 0-10714

Dear Ms. Kim:

E Com Ventures, Inc. (“ECOMV” or the “Company”) has received your letter dated December 5, 2007 with respect to the review by the Securities and Exchange Commission (the “SEC”) of the Company’s Form 10-K for the fiscal year ended February 3, 2007 (“Fiscal 2006 Form 10-K”). For your convenience, the numbered comment in your December 5, 2007 letter is repeated herein and the Company’s response is set forth immediately below such comment.

Note 6- Bank Line of Credit and Notes Payable, page 38

1.	We have reviewed your response to prior comment number 2 in our letter dated October 31, 2007 and your belief that you did not ignore the change in the fair value of the embedded conversion feature in your cash flow analysis under EITF 96-19. We note that you reached this conclusion based on the assumption that you would call the debt immediately to avoid paying interest to an in-substance equity holder since the conversion option was deep in the money. We are not in a position to agree with your assumption of calling the debt when calculating your cash flows, and thereby, disregarding the change in the fair value of the embedded conversion feature. We believe the change in the fair value of the conversion feature immediately before and after the maturity date extension, without assuming exercise of the call option, is required in your cash flow analysis. Either tell us your basis in GAAP for concluding that your redemption right on the convertible debt allows you to assume exercise of the call option in your cash flow analysis or, as requested in our prior letter, please provide the following:

•

Since we believe that the conversion feature is substantive, it appears applying the guidance in EITF 05-7 would have required you to include the change in the fair value of the embedded conversion feature as a current period cash flow in your cash flow analysis of the convertible debt akin to a fee paid for extending the maturity date. Please provide us with your fair value calculation of the embedded conversion feature immediately before and after the modification. Please provide us with a detailed calculation along with all assumptions used in the calculation.

•	Provide us with an updated cash flow analysis of your convertible debt that includes the difference in the fair value of the embedded conversion immediately before and after the modification.

The Company respectfully disagrees with your position that the change in the fair value of the conversion feature immediately before and after the maturity date extension, without assuming exercise of the call option, is required in the Company’s cash flow analysis. The Company’s basis in GAAP for concluding that the redemption right on the convertible debt allows the Company to assume exercise of the call option is the guidance in paragraph 5 of EITF Issue 05-7 which states that the change in the fair value of an embedded conversion option should be calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification. Further, the notion of considering the call option in the determination of the fair value of the embedded conversion option is supported by an example discussed in paragraph 303 of FAS 133 which states that an embedded purchased option that expires if the contract in which it is embedded is prepaid would have a different value than an option whose term is a specified period that is not subject to truncation.

Therefore, the Company believes it has appropriately determined that there was no change in the fair value of the embedded conversion option despite the extension. In order to further corroborate management’s conclusion, the Company engaged an independent valuation consulting firm to prepare a valuation report on the change in the fair value of the conversion feature immediately before and after the maturity date extension. The valuation report concludes that the estimated fair value of the extension of the term of the note is zero, and therefore the fair value of the note and the embedded conversion feature before and after said extension is unchanged. This conclusion supports the Company’s original assessment that there was no change in the fair value of the embedded conversion feature of the note as a result of the extension of the note, and therefore it is not necessary to update the cash flow analysis under EITF 96-19 and EITF 05-7.

In connection with the Company’s responses to the comments in your December 5, 2007 letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the response provided herein. Please contact the undersigned by telephone at (954) 335-9035 or by facsimile at (954) 335-9181.

Very truly yours,

/s/ Donovan Chin
Donovan Chin
Chief Financial Officer
E Com Ventures, Inc

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